Exhibit (A)(1)(J)

FORM OF

NOTICE TO PARTICIPANTS AND BENEFICIARIES IN THE

CON-WAY [PLAN]

Date: September 22, 2015

The Tender Offer

As you may know, Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“Parent”), has offered to purchase each of the issued and outstanding shares of common stock, $0.625 par value per share (the “Shares”), of Con-way Inc., a Delaware corporation (“Con-way”), for $47.60 net in cash, less any applicable withholding for taxes and without interest (the “TO Consideration”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 15, 2015 (as may be amended or supplemented from time to time, the “Offer”).

Following your receipt of this notice, you also will be furnished with the Offer and Con-way’s Solicitation / Recommendation Statement on Schedule 14D-9 which is anticipated to set forth, among other things, the recommendation by Con-way’s board of directors that Con-way shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. You may also access the Offer by visiting the Company’s SEC filings from the U.S. Securities and Exchange Commission’s website at www.sec.gov. You should review the Offer and Con- way’s Solicitation/Recommendation Statement on Schedule 14D-9 when considering whether to tender the Shares allocated to your Plan account.

What Action is Required?

The Offer is being made for all outstanding Shares, including any Shares credited to your account under the Con-way [Plan] (the “Plan”) as of 12:01 a.m., Eastern Time, October 14, 2015. As a participant (or beneficiary) in the Plan, if a portion of your account is invested in Con-way common stock (the “Company Stock Fund”), you may provide instructions to T. Rowe Price Trust Company, the directed trustee of the Plan (the “Directed Trustee”), to tender all or none of the Shares allocated to your Plan account as of as of 12:01 a.m., Eastern Time, October 14, 2015. To determine the number of Shares in your Plan account, contact the Plan’s recordkeeper T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) by phone at (800) 922-9945 or login to your Plan account by using the T. Rowe Price Web site at www.rps.troweprice.com. T. Rowe Price representatives are available on business days between 7:00 a.m. and 10:00 p.m. Eastern Time.

By instructing the Directed Trustee to “tender” the Shares allocated to your Plan account as of 12:01 a.m., Eastern Time, October 14, 2015, you are instructing the Directed Trustee to surrender those Shares in the Offer in exchange for the applicable TO Consideration. When deciding whether or not to tender the Shares credited to you under the Plan, you, not the Directed Trustee or the Con-way Inc. Administrative Committee (the “Committee”), will be responsible for the decision.

Important: If you instruct the Directed Trustee to tender the Shares allocated to your Plan account, your instruction will apply to ALL of the Shares credited to you under the Plan. It is not possible to tender only a portion of the Shares allocated to your Plan account. If you do not wish to transfer all of the Shares allocated to your Plan account, then your only alternative is to not tender any of the Shares allocated to your Plan account.

If you do not wish to tender all of the Shares allocated to your account under the Plan in the Offer, no action is required of you.

If you would like to tender all of the Shares allocated to your account under the Plan as of 12:01 a.m., Eastern Time, October 14, 2015 in the Offer, you must submit your instructions to the Directed Trustee through Computershare Trust Company, N.A. (the “Independent Plan Tabulator”), no later than 5:00 p.m. Eastern Time, on Friday, October 9, 2015, unless extended as provided below (the “Plan Deadline”). You may submit your instructions:

•	By Fax. Promptly complete, date and sign the enclosed Trustee Instruction Form and return it to the Independent Plan Tabulator via fax: (617) 360-6810.

•	By Overnight Courier. Promptly complete, date and sign the enclosed Trustee Instruction Form and return it to the Independent Plan Tabulator by overnight courier to

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

250 Royall Street

Suite V

Canton, MA 02021

•	By Regular Mail. Promptly complete, date and sign the enclosed Trustee Instruction Form and return it to the Independent Plan Tabulator in the enclosed postage-prepaid envelope to

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

P.O. Box 43011

Providence, RI 02940-3011

If you have instructed the Directed Trustee to tender all of the Shares credited to your account as of 12:01 a.m., Eastern Time, on Wednesday October 14, 2015 under the Plan, you may withdraw or change this instruction by submitting a new instruction, which will have the effect of revoking your prior instruction. No matter how many instructions you submit; only your last instruction received by the Independent Plan Tabulator prior to the Plan Deadline will count for tabulation purposes. All new instructions must be received by the Independent Plan Tabulator on or before the Plan Deadline. IF YOU DO NOT SUBMIT COMPLETE TENDER INSTRUCTIONS TO THE INDEPENDENT PLAN TABULATOR BEFORE THE PLAN DEADLINE, THE DIRECTED TRUSTEE WILL TREAT THIS AS AN INSTRUCTION NOT TO TENDER.

In the event that the Purchaser extends the expiration date of the Offer (currently 12:01 a.m., Eastern Time, Wednesday, October 14, 2015), the Plan Deadline will automatically be extended to 5:00 p.m. Eastern Time on the date that is three (3) business days prior to the new expiration date. Any extensions of the expiration date of the Offer will be publicly announced by the Purchaser and Parent.

IMPORTANT NOTE ABOUT COMPANY STOCK FUND BLACKOUT PERIOD

FOR PARTICIPANTS TENDERING SHARES

Participants and beneficiaries who elect to tender their Shares in the Offer will be unable to make investments or other transfers in or out of, or to request loans or distributions relating to interests in, the Company Stock Fund during the period from the Plan Deadline to the date that the Plan receives and allocates the TO Consideration to Plan accounts (the “Blackout Period”). The Blackout Period may be terminated in the event the expiration date of the Offer is extended for more than two (2) business days. In such case, a new Blackout Period will be imposed from the new Plan Deadline to the date that the Plan receives and allocates the TO Consideration to Plan accounts.

The Blackout Period is necessary to allow the Directed Trustee time to respond to the Offer on behalf of participants and beneficiaries who elect to tender their Shares in the Offer and to allow for the delivery of the TO Consideration.

Whether or not you are planning retirement in the near future, we encourage you to consider carefully how the Blackout Period may affect your retirement planning, as well as your overall financial plan. It is very important that you review and consider the appropriateness of your current investments in light of your inability to instruct or diversify those investments during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to instruct the sale of such stocks from your account during the Blackout Period.

You can determine whether the expiration date of the Offer has been extended and whether the Blackout Period has started or ended by contacting T. Rowe Price at (800) 922-9945 during business days between 7:00 a.m. and 10:00 p.m., Eastern Time.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. However, given that the expiration date of the Offer was not established until September 15, 2015, less than 30 days in advance of the October 14, 2015 Offer expiration date, this notice could not be provided 30 days in advance.

You will receive an updated Blackout Period notice if either the beginning or the end of the Blackout Period is extended.

Enclosed For Your Review

Enclosed for your review are the following materials relating to the Offer:

1.	Trustee Instruction Form; and

2.	Return reply envelope.

Proceeds from Tender

If you tender your Shares, and if the conditions of the Offer are satisfied, the Directed Trustee will allocate the applicable TO Consideration received in connection with the Offer to your Plan account.

Your Decision is Confidential

All instructions received by the Independent Plan Tabulator from individual participants and beneficiaries will be held in confidence and will not be divulged to any person, including Con-way, the Committee, the Purchaser or Parent, or any of their respective directors, officers, employees or affiliates, except the Independent Plan Tabulator will instruct the Directed Trustee regarding the tender instructions received from individual participants and beneficiaries.

For Additional Information

Important information relating to the Offer is set forth in Purchaser’s Offer to Purchase. Other important information relating to the Offer will be included in Con-way’s Solicitation/Recommendation Statement on Schedule 14D-9. The Offer and Con-way’s Solicitation/Recommendation Statement on Schedule 14D-9 will be sent to you separately and should be reviewed when considering whether to tender the Shares allocated to your Plan account. In addition, these and all other tender offer materials that are filed with the U.S. Securities and Exchange Commission will be available online at www.sec.gov.

To obtain information about your Con-way [Plan], please visit T. Rowe Price Web site at www.rps.troweprice.com or by calling T. Rowe Price at (800) 922-9945 during business days between 7:00 a.m. and 10:00 p.m., Eastern Time.